1-14905


02044265

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

REQUIRED INFORMATION

The Revised Profit Sharing Plan for the Employees of the Government Employees Companies is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2001 and 2000;

(b) Statement of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2001 and 2000;

(c) Notes to Financial Statements; and

(d) Report of Independent Auditors.

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the Revised Profit Sharing
Plan for the Employees of the
Government Employees Companies



Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co.

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2001 and 2000

JOHNSON LAMBERT & CO.

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the use in this Form 11-K of our opinion on the financial statements of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2001.

Johnson Lambert & Co.

Bethesda, MD
June 11, 2002

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE
GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

December 31, 2001

Page

Audited Financial Statements

Supplemental Schedules

Report of Independent Auditors

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co.

Bethesda, Maryland
June 11, 2002

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2001	2000
ASSETS		
Investments	$ 664,088,200	$ 669,787,018
Receivables:		
Due from Government Employees Companies	-	40,494,312
Due from Employees	871,362	770,600
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 664,959,562	$ 711,051,930

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31, 2001	2000
ADDITIONS		
Investment income		
Dividends and interest	$ 21,486,756	$ 46,502,521
Net depreciation in fair value of investments	(50,844,731)	(63,256,669)
Net Investment Income	(29,357,975)	(16,754,148)
Contributions		
Employees	23,884,445	22,076,913
Government Employees Companies	-	40,854,261
Total Contributions	23,884,445	62,931,174
Other Additions	37,748	12,839
TOTAL ADDITIONS	(5,435,782)	46,189,865
DEDUCTIONS		
Distributions to participants	(40,547,840)	(49,744,796)
Other deductions	(108,746)	(165,666)
TOTAL DEDUCTIONS	(40,656,586)	(49,910,462)
DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(46,092,368)	(3,720,597)
Net assets available for plan benefits at beginning of year	711,051,930	714,772,527
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$664,959,562	$711,051,930

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2001

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and its subsidiaries.

Non-highly compensated participants may contribute up to 14 percent of earnings on a pre-tax basis and highly compensated participants are limited to 6 percent. No after-tax contributions may be made by any participants. The Companies contribute from profits, at the discretion of the Board of Directors of GEICO Corporation, an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Full-time and qualifying part-time employees automatically become members of the Plan, and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rate: 20 percent after three years, 40 percent after four years, 60 percent after five years, 80 percent after six years, and 100 percent after seven years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Pre-tax employee contributions and vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE A – DESCRIPTION OF PLAN - (CONTINUED)

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. For loans granted or renewed after October 18, 1989, the interest rate is fixed for the remaining term, of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for investment contracts and participant loans, are stated at aggregate fair value based upon quoted market prices. Investment contracts are stated at contract value, which approximates fair value. Participant loans are stated at their outstanding principal balances, which approximates fair value. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Administrative Expenses: Administrative expenses are paid by the Companies. Beginning in 2002, the Plan's Trustee will charge a record-keeping fee, which will be paid by the Plan using forfeitures.

NOTE C – INVESTMENT OPTIONS

Employees can direct all contributions to their accounts to a variety of investment alternatives. In the event that an employee does not make an election to direct the employer contributions, such contributions are invested in the Vanguard Money Market Reserves - U.S. Treasury Portfolio. Contributions are made to one or more of the following funds:

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund.

Vanguard Value Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Total International Stock Index Fund - A mutual fund investing in other mutual funds specializing in international common stocks.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

NOTE C – INVESTMENT OPTIONS (CONTINUED)

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 15 European countries.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in Japan, Australia and Hong Kong.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in Asia, Brazil, Mexico and South Africa.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

Stable Value Fund – Invests in the Vanguard Retirement Savings Trust Fund.

Berkshire Hathaway Class B Common Stock Fund – The registration for this fund became effective December 29, 2000, but the fund did not become an investment option until January 2001. This fund invests in Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the fair value of the net assets available for benefits as of December 31, 2001:

Vanguard 500 Index Fund	$ 124,261,922
Vanguard Treasury Money Market Fund	125,075,087
Vanguard Windsor Fund	91,105,495
Vanguard U.S. Growth Fund	41,297,975
Vanguard Growth Index Fund	37,604,439
Stable Value Fund	88,564,442
Loan Fund	34,165,716

NOTES TO THE FINANCIAL STATEMENTS

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2001	2000
Terminations and Withdrawals	$ 40,547,840	$ 49,744,796
Forfeitures	4,975,678	2,803,616

Forfeitures represent only non-vested company contributions. Forfeitures are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis will not be subject to additional income tax upon distribution. Pre-tax distributions and pre-tax and post-tax earnings may be subject to additional excise tax when distributed.

The Plan obtained its latest determination letter on April 16, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL SCHEDULES

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 2001 and the schedule of reportable transactions for the year ended December 31, 2001 are presented for purposes of complying with the Department of Labor's Rules and Regulations Act of 1974 (ERISA), and are not required parts of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
June 11, 2002

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

www.jlco.com

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Form 5500 Item 27a

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	$ 91,021,694	$ 91,105,495
Vanguard GNMA Fund	Mutual fund investing in a portfolio of GNMA mortgage-backed pass-through certificates	18,504,404	18,709,326
Vanguard U.S. Growth Fund	Mutual fund investing in a portfolio of common stocks	63,545,008	41,297,975
Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	107,296,404	124,261,922
Vanguard Intermediate-Term Treasury Fund	Mutual fund investing in a portfolio of medium-term Government securities	21,085,241	21,626,315
Vanguard Treasury Money Market Fund	Short-term, variable rate money market fund	125,075,087	125,075,087
Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	18,450,549	17,723,481
Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	39,133,488	37,604,439
Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	2,011,751	1,569,231
Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	14,896,987	13,956,608

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2001

Form 5500 Item 27a

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	10,763,884	10,497,638
Vanguard European Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 15 European countries	5,498,208	5,231,242
Vanguard Pacific Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in Japan, Australia and Hong Kong	2,535,719	1,697,371
Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in Asia, Brazil, Mexico and South Africa	2,620,320	2,060,488
Vanguard Windsor II Fund	Mutual fund investing in a portfolio of common stocks	13,101,327	12,162,872
Stable Value Fund	Invests in the Vanguard Retirement Savings Trust Fund	88,564,442	88,564,442
Loans to Participants	Maturities ranging from one year to fifteen years, interest at prevailing market rates ranging from 5% to 9.75%	-	34,165,716
Berkshire Hathaway Class B Common Stock Fund	Mutual fund investing in Class B shares of Berkshire Hathaway common stock	14,909,197	16,778,552
Total		$639,013,710	$664,088,200

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2001

Form 5500 Item 27d

Description of Investment	Total Cost of Purchases at Transaction Date	Total Proceeds of Sales at Transaction Date	Net Gain (Loss)
Vanguard 500 Index Fund	$ 22,912,445	$ 28,843,368	$ 3,268,737
Vanguard U.S. Growth Fund	20,744,277	25,362,029	(7,496,469)
Vanguard Treasury Money Market Fund	49,338,751	32,654,911	-
Stable Value Fund	35,710,182	24,468,230	-